FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 21, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Statement of AU Optronics Corp.” dated September 21, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: September 21 , 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

September 21, 2012

English Language Summary

Subject: Statement of AU Optronics Corp.

Regulation:	Published pursuant to Article 2-2 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/09/21 (Taiwan time)

Contents:

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents:

AU Optronics Corp. (the “Company”) has been informed that the United States District Court for the Northern District of California has rendered judgment today (September 21, Taiwan time) against its two executives.

2.	Date of occurrence of the event:2012/09/21

3.	Background and circumstances of the matter (including the property/subject matter under dispute):

AU Optronics Corp. has been informed that the United States District Court for the Northern District of California has rendered judgment today (September 21, Taiwan time) against its two executives.

4.	Course and progression of handling of the matter:

AU Optronics Corp. (the “Company”) has been informed that the United States District Court for the Northern District of California has rendered judgment today (September 21, Taiwan time) against Vice Chairman Mr. H.B. Chen, formerly the Company’s chief executive officer, and former executive Dr. Hui Hsiung, and ordered each to serve three years in prison and to pay a $200,000 fine. The counsel for executives will take necessary and appropriate measures to safeguard their rights.

5.	Effect on company finances and business and estimated monetary amount of the effect: As stated above.

6.	Countermeasures and status of amelioration: As stated above.

7.	Any other matters that need to be specified: As stated above.